Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

ITEM

1.	Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting

Item 1

Manual for Shareholders’ Participation

Extraordinary Shareholders’ Meeting
of July 12, 2012

2	Message from the Chairman of the Board of Directors
3	Message from the Chief Executive Officer
4	Invitation
5	Call Notice
8	Procedures and deadlines
9	Voting rights in the meeting
10	Annex I – Management Proposal for the matter to be submitted for approval in the Extraordinary Shareholders’ Meeting, including information required in Annex 19 of CVM Instruction nr 481/09
19	Annex II – Appraisal report of the acquisition of the total shares issued by Temmar, prepared by Apsis Consultoria Empresarial Ltda.
62	Annex III – Market Announcement released on 05.27.2012
64	Annex IV – Additional information about the acquisition of Temmar, published on the Company’s website on 05.27.2012

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on July 12, 2012, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice to be published in the newspapers Valor Econômico and Diário Oficial do Estado de São Paulo on June 13, 14 and 15, 2012, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is in accordance with the Company’s policy towards the continuous improvement of its corporate governance practices, including the quality of the information provided to our shareholders.

The purpose of this document is to provide you with clarification and guidance regarding the matter to be discussed in the Meeting of July 12, 2012 of Ultrapar. Accordingly, in this Manual you will find information on the date, location and time of the Meeting, guidelines regarding the procedures required for your attendance and participation in the Meeting as well as the necessary information regarding the matter to be discussed.

If you need further assistance, please contact Ultrapar’s Investor Relations by e-mail invest@ultra.com.br or by telephone +55 11 3177 7014.

PEDRO WONGTSCHOWSKI
Chief Executive Officer

INVITATION

DATE
July 12, 2012

TIME
2:00 p.m.

LOCATION
Company’s headquarters
Av. Brigadeiro Luís Antônio, nr 1343, 9th floor
Bela Vista – 01317-910
São Paulo – SP

MAP

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Ultrapar are hereby invited to attend the Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on 07.12.2012, at 2:00 p.m., in the Company’s headquarters located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo (the “Meeting”), in order to vote on the following matter:

•
Approval, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition of the total shares issued by Temmar – Terminal Marítimo do Maranhão S.A. by Terminal Químico de Aratu S.A. – Tequimar, a liquid bulk storage company indirectly controlled by the Company, according to the Market Announcement released on 05.27.2012.

Attendance at the Meeting

The shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies, must comply with the requirements for attendance provided for in article 12 of the Company’s Bylaws, furnishing the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below. The quality of shareholder will be evidenced by submitting a statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares such shareholder held up to three days prior to the Meeting.

Shareholders holding ADRs will be represented at the Meeting by the custodian of the ADRs’ underlying shares pursuant to the terms of the deposit agreement, dated December 16th, 1999, as amended (“Deposit Agreement”).  The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement. Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, and photo identification of the proxy.

Investment Funds

•	Evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers;

•	The corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and

•	In the event the representative or proxy is a legal entity, the same documents referred to in “Corporate Shareholder” must be presented to the Company.

The documents listed above must be sent to the Investor Relations Department until 2:00 p.m. of 07.10.2012.

Availability of Documents and Information

In accordance with article 9 of CVM Instruction nr 481, of December 17th, 2009, the documents and information regarding the matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Meeting, were filed with the CVM by the IPE system and are available in the Company's headquarters, in the Company’s website (http://www.ultra.com.br/) where the Manual of the Extraordinary General Shareholders’ Meeting is also available, and CVM website (http://www.cvm.gov.br/).

São Paulo, 06.12.2012.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

PROCEDURES AND DEADLINES

The documents necessary for participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

The documents must be sent to the Investor Relations Department , at Avenida Brigadeiro Luís Antônio, nr 1343, 8th floor, in the City and State of São Paulo, until 2:00 p.m. of July 12, 2012.

VOTING RIGHTS IN THE MEETING

Holders of common shares (including ADRs) may vote in the matter included in the agenda. Each common share entitles its shareholder to one vote in the Meeting’s resolution.

Annex I – Management Proposal for the matter to be submitted for approval in the Extraordinary Shareholders’ Meeting

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents to the Company´s shareholders the following Management Proposal, regarding the matter to be deliberated upon at the Company´s Extraordinary Shareholders’ Meeting (“Meeting”), to be held on July 12, 2012, at 2:00 p.m.:

Approval, in accordance with the terms of Article 256, § 1 of the Brazilian Corporate Law, of the acquisition of the total shares issued by Temmar – Terminal Marítimo do Maranhão S.A. by Terminal Químico de Aratu S.A. – Tequimar, a liquid bulk storage company indirectly controlled by the Company, according to the Market Announcement released on 05.27.2012.

We propose the approval of the acquisition of Temmar by a subsidiary controlled by the Company, as it enhances Ultracargo’s operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil. Additionally, the acquisition marks the entry of Ultracargo in the port of Itaqui, the second largest port in liquid bulk handling in Brazil, responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, states where fuel consumption has grown above the national average. Annex A to the current proposal contains additional information regarding the mentioned acquisition, in accordance with article 19 of CVM Instruction 481/09.

This acquisition has been submitted for approval by the Meeting in accordance with article 256, II, item “b” of the Brazilian Corporate Law, given the fact that the average price of each acquired share is higher than one and a half times the net equity value per share, with the net equity being valued at market prices.

We emphasize that, in accordance with § 2 of article 256 combined with item II of article 137, both of Brazilian Corporate Law, the shareholders who dissent from this resolution are not entitled to withdrawal rights, since the Company´s shares have liquidity and are widely traded.

São Paulo, June 12, 2012.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

ANNEX A - ANNEX-19 OF CVM INSTRUCTION Nr 481/09

ANNEX 19 (in compliance with CVM Instruction nr 481/09)
ACQUISITION OF CONTROL

1. Describe the Transaction

On May 25th, 2012, Terminal Químico de Aratu S.A. – Tequimar (“Tequimar” or “Buyer”), a company indirectly controlled by Ultrapar Participações S.A. (“Ultrapar”), signed with Temmar Netherlands B.V. and Noble Netherlands B.V., companies established under the laws of the Netherlands (together, “Sellers”), with the intervention of Temmar – Terminal Marítimo do Maranhão S.A. (“Temmar”), a Sale and Purchase Agreement subject to precedent conditions and other covenants ("SPA") for the acquisition of total shares of Temmar, a company that has a terminal for liquid bulk in the port area of Itaqui, in the state of Maranhão, the second largest port in liquid bulk handling in Brazil (“Acquisition”).

The SPA sets forth terms and conditions for the closing of the Acquisition, including the opinion of port authorities and the submission of the Acquisition to Ultrapar's extraordinary shareholders’ meeting.

2. Inform the reason, statutory or legal, for which the transaction was submitted for approval in the shareholders' meeting

The Acquisition is submitted for approval of the shareholders' meeting of Ultrapar in compliance with article 256, II, item "b" of the Brazilian Corporate Law, given the fact that the average price of each acquired share is higher than one and a half times the net equity value per share, with the net equity being valued at market prices.

3. Regarding the company whose control was or will be acquired:

a. Inform the name and qualification

Temmar – Terminal Marítimo do Maranhão S.A., a corporation with headquarters at Avenida dos Portugueses, nr 100, Port of Itaqui, in the City of São Luís, State of Maranhão.

b. Number of shares and quotas of each class or type issued

On May 25th, 2012, date of execution of the SPA, Temmar's capital, fully subscribed, amounted to:

(i) Temmar Netherlands B.V.: R$ 28,927,825.00, divided into 28,927,825 shares; and

(ii) Noble Netherlands B.V.: R$ 1.00, divided into 1 share.

c. List all the direct and indirect controlling shareholders or members of the controlling block, and their interests held in the company's share capital, in case they are related parties, as defined by the accounting rules regarding this subject

The Sellers own the total capital of Temmar. The Sellers are not qualified as related parties to Ultrapar, as defined by the accounting rules regarding this subject.

d. For each class and type of shares or quotas of the company whose control will be acquired, inform:

i. Minimum, average and maximum quotation for each year, in the markets in which they are traded, for the last 3 (three) years

Not applicable. Historical information regarding the trading of the shares of Temmar does not exist, as Temmar is a closely held entity.

ii. Minimum, average and maximum quotation for each quarter, in the markets in which they are traded, for the last 2 (two) years

Same as item d.(i), above.

iii. Minimum, average and maximum quotation for each month, in the markets in which they are traded, for the last 6 (six) months

Same as item d.(i), above.

iv. Average quotation, in the markets in which they are traded, for the last 90 days

Same as item d.(i), above.

v. Net equity value at market prices, if the information is available

R$ 11.1 million, as verified and reported by APSIS, qualified below.

vi. Annual net income for the last 2 (two) fiscal years, monetarily adjusted

In 2010, Temmar reported net loss of R$ 5.6 million. In 2011, Temmar reported net income of R$ 0.2 million. These amounts are adjusted to inflation based on IPCA/IBGE until April 30th, 2012.

4. Main terms and conditions of the transaction, including:

a. Identification of the sellers

Temmar Netherlands B.V. and Noble Netherlands B.V. (companies headquartered and established under the laws of the Netherlands).

b. Number of total shares or quotas acquired or to be acquired

28,927,826 shares issued by Temmar, representing the total capital thereof.

c. Total price

The Acquisition value is R$ 80.7 million, value already deducted from net indebtedness estimated on April 30th, 2012, equivalent to R$ 91.3 million. In the event of expansions greater than 31 thousand cubic meters in the storage capacity of the terminal, the Buyer will pay, additionally, R$ 385 per expanded cubic meter, provided that such expansion is implemented within seven years after the closing date of the Acquisition.

d. Price per share or quota of each type or class

R$ 2.79

e. Form of payment

The value of the Acquisition will be paid as follows:
(i) R$ 68.7 million in cash on the closing date; and
(ii) R$ 7 million in the 5th year and R$ 5 million in the 7th year after the closing of the Acquisition.

In the event of expansions greater than 31 thousand cubic meters in the storage capacity of the terminal, the Buyer will pay, additionally, R$ 385 per expanded cubic meter, provided that such expansion is implemented within seven years after the closing date of the Acquisition.

f. Precedent and subsequent conditions to which the transaction is subject

The closing of the Acquisition is subject to the following main conditions, among others customary to transactions of nature similar to that of the Acquisition: (i) approval by the port authorities; (ii) approval of Transnordestina – Transnordestina Logística S.A. on the implementation of the Acquisition; (iii) compliance with all obligations assumed by the parties under the SPA; (iv) truthfulness of the representations and warranties given by the parties under the SPA; (v) approval of the acquisition by Ultrapar’s shareholders at a shareholders’ meeting; (vi) settlement of debts existing between Temmar and its related parties.

The non-satisfaction of the precedent condition mentioned on item (v) above will result in termination of the contract, with the imposition of a R$ 3 million compensatory fine on the Buyer to the benefit of the Sellers.

g. Summary of the representations and warranties given by the sellers

The main representations and warranties given by the Sellers, among others customary to transactions of nature similar to that of the Acquisition, are: (i) organization in accordance with the respective jurisdictions; capacity, legitimacy and necessary authorizations to sign and perform the SPA and to comply with its terms; validity and enforceability, inexistence of breach, and consents necessary to the execution of the SPA; (ii) proper conduct of operations; (iii) inexistence of Temmar branches or ownership interests held by Temmar in other companies; (iv) compliance and adequacy of financial statements; ownership of and no lien on assets; non-default, validity and enforceability of Temmar's contracts; (v) compliance and adequacy of corporate, tax and accounting books and records, as well as auxiliary records, supporting documents and other records of Temmar; inexistence of contingencies, to which Temmar is a party or regarding which process was served upon it; compliance with tax obligations; no violation of antitrust laws; (vi) compliance and validity of licenses and authorizations for the operation of Temmar’s businesses; (vii) conformity and non-default of the contracts entered into by Temmar prior to the signature of the SPA; (viii) inexistence of related-party transactions; (ix) maintenance and adequacy of insurance coverage and fulfillment of obligations relating to insurance policies; (x) inexistence of environmental contingencies to which Temmar is a party or regarding which it process or any other notice was served upon it; (xi) inexistence of relevant changes that affect or may come to affect Temmar.

Certain representations and warranties are subject to limitations and exceptions set out in the SPA, as well as to the knowledge of the Sellers.

h. Rules on indemnification of the buyers

The Sellers will indemnify, defend and hold harmless Tequimar, Temmar, Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo”), as guarantor for the Buyer in the SPA, and their respective related parties, and each of their successors and assigns, from and against any loss, obligation, claim, liability, demand, constraint, damage, fine, cost or expense (including attorneys’ and other professionals’ reasonable fees and expenses, as well as court costs) actually suffered or incurred by any of them as a result of (a) incorrectness, falseness, error or violation of any representation or warranty given in the SPA; (b) failure to perform any obligation assumed by Sellers or their guarantor or Temmar under the SPA; (c) actions, facts or omissions occurred up to the closing of the Acquisition for which the Sellers or their guarantor or Temmar may be liable, even if the effects thereof materialize only later on, regardless of having or not been disclosed, provided that related to (i) violation of tax, social security or labor laws, or claims made by Temmar’s clients, suppliers or service providers or their respective subcontractors; or (ii) any differences related to the withholding tax (IRRF) on any portion of the price paid, provided that resulting from wrong information provided by the Sellers.

The indemnity above is subject to certain time limitations set forth in the SPA.

i. Required governmental approvals

The Acquisition was submitted to the port authorities (EMAP) on June 4th, 2012, and requires also communication to ANTAQ, to be made by EMAP.

In addition, the Acquisition will be submitted to the Brazilian Antitrust Authorities ("Sistema Brasileiro de Defesa da Concorrência") until June 18th, 2012.

j. Collaterals granted

Ultracargo acted as guarantor for the Buyer to secure all the obligations – including payment obligations – related to the Acquisition. Likewise, Noble Brasil S.A. acted as guarantor for the Sellers.

5. Describe the purpose of the transaction

The Acquisition was part of Ultracargo’s strategy to strengthen its position as a provider of storage for liquid bulk in Brazil.

6. Provide an analysis of the benefits, costs and risks of the transaction

Temmar is a modern and well-designed terminal in the port area of Itaqui, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. The company has contracts with its clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The port of Itaqui is the second largest port in liquid bulk handling in Brazil, with privileged location and efficient logistics, which includes access to railway. The port is responsible for supplying the fuel market in the states of Maranhão, Piauí e Tocantins, states where fuel consumption has grown above the national average – has attracted various investments and new projects.

This acquisition marks the entry of Ultracargo in this important market and enhances its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s current capacity. Ultracargo estimates that the Acquisition will add R$ 21 million/year to its EBITDA.

The main costs associated with the Acquisition are those related to the services of advisors of the transaction and the integration of operations, which include travel expenses, information systems and personnel costs. The costs associated to the Acquisition have been estimated at approximately R$ 3 million.

Regarding the risks, Ultrapar will assume certain liabilities of the business acquired; therefore, the risks of the performance of the activities will become the responsibility of Ultrapar.

7. Inform the costs to be incurred by the company if the transaction is not approved

The possible non-approval of the Acquisition will result in the non-satisfaction of a precedent condition for the closing of the Acquisition, thus resulting in the termination of the contract and the imposition of a R$ 3 million compensatory fine on the Buyer to the benefit of the Sellers.

8. Describe the sources of funding for the transaction

Ultrapar will use its existing cash resources to fund the Acquisition.

9. Describe management's plans for the company whose control was or will be acquired

Management's plan includes the integration of the acquired operation with that of Ultracargo, allowing for growth and stronger competitiveness through an increased storage capacity. Additionally, the acquired terminal has a large area for future expansion and is located in a fast-growing region. If these expansions show to be viable, the Company intends to conduct them.

10. Provide justified declaration of the management recommending the approval of the transaction

Considering the information provided in this Annex, the management of Ultrapar believes that the approval of the Acquisition will bring benefits to Ultrapar and its shareholders, given that the Acquisition strengthens Ultracargo’s liquid bulk storage business and allows an improved positioning for growth in the segment.

11. Describe any existing corporate relationship, even if indirect, between:

a. Any of the sellers or the company whose control has been or will be sold; and
b. Related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar is not aware of the existence of corporate relationship between related parties to Ultrapar, as defined by the accounting rules, and Sellers or Temmar.

12. Provide details of any transaction made in the last 2 (two) years by related parties to the company, as defined by the accounting rules regarding this subject, with equity or other securities or debt instruments of the company whose control was or will be acquired

Ultrapar is not aware of transactions made by related parties to Ultrapar, under the terms described above.

13. Provide copy of all studies and appraisal reports, prepared by the company or by third parties, which supported the negotiation of the price of the acquisition

The price of the Acquisition was established in negotiations between Ultrapar and the Sellers, independent and autonomous parties, based on the assessment that each party had of the business object of the Acquisition and the financial information sent to Ultrapar by the Sellers. It is worth mentioning that the management of Ultrapar has the necessary knowledge regarding the market where Temmar operates, for the evaluation of the business and discussion and negotiation of the price with the Sellers.

14. In relation to the third parties that prepared appraisal studies and report

a. Inform the name

APSIS Consultoria Empresarial Ltda. ("APSIS"), headquartered at Rua da Assembleia, nr 35, 12th floor, Centro, City and State of Rio de Janeiro, registered under CNPJ nr 27.281.922/0001-70, was hired to prepare the valuation report of Temmar in compliance with article 256, paragraph 2nd, of the Brazilian Corporate Law.

b. Describe their qualification

The consulting company chosen is specialized in appraisal of assets and is registered with CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, with large experience in the appraisal of companies, as it can be verified from the history of services performed available on its website (www.apsis.com.br).

c. Describe how they were selected

APSIS was selected due to the quality and experience of more than 30 years in its market in similar jobs to the one necessary for this transaction.

d. Inform if they are related parties to the company, as defined by the accounting rules regarding this subject

Ultrapar, to the best of its understanding, do not consider APSIS its related party, in accordance with the accounting rules regarding this subject.

ANNEX II – APPRAISAL REPORT OF THE ACQUISITION OF TEMMAR

REPORT:	RJ-0201/12-01
BASE DATE:	April 30, 2012.
APPLICANT:
TERMINAL QUÍMICO DE ARATU S.A. - TEQUIMAR, with head office located at V Matoim, s/n, Porto de Aratu, Distrito Industrial, in the city of Candeias, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 14.688.220/0001-64, hereinafter called TEQUIMAR.

OBJECT:
TEMMAR - TERMINAL MARÍTIMO DO MARANHÃO S.A., with head office located at Av. dos Portugueses, nº 100, Itaqui, in the City of São Luís, State of Maranhão, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 04.466.626/0001-49, hereinafter called TEMMAR.

PURPOSE:	Assess the value of the company TEMMAR, to be acquired by TEQUIMAR, in compliance with article 256 of Law 6,404/76 (Corporate Law).

1

EXECUTIVE SUMMARY

APSIS was appointed by TEQUIMAR to assess the value of the company TEMMAR, in compliance with article 256 of Law 6,404/76 (Corporate Law), in accordance with the future acquisitions of 100% shares of TEMMAR. The assessment was done through the methodologies cited in article 256, subparagraph II of the aforementioned law:

a)	Average price of shares on the stock exchange or in the organized OTC market, over the 90 (ninety) days prior to the date of hiring;

b)	Value of the equity share, with assets valued at market price;

c)	Value of net income per share.

The technical procedures adopted in this report are consistent with the criteria established by valuation standards.

The table below presents a summary of the results calculated by comparing the purchase price with the greatest of three amounts found:

2

1.	INTRODUCTION	4
2.	PRINCIPLES AND QUALIFICATIONS	5
3.	RESPONSIBILITY LIMITS	6
4.	VALUATION METHODOLOGIES	7
5.	COMPANY'S PROFILE	8
6.	ASSESSMENT - AVERAGE PRICE OF SHARES ON THE STOCK MARKET	9
7.	ASSESSMENT - VALUE OF THE EQUITY SHARE AT MARKET PRICE	10
8.	ASSESSMENT - VALUE OF NET INCOME PER SHARE	11
9.	ASSESSMENT - PURCHASE PRICE PER SHARE OF TEMMAR	12
10.	CONCLUSION	13
11.	LIST OF EXHIBITS	14

3

1.	INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua da Assembleia, nº 35, 12º andar, Centro, in the City and State of  Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ/MF) under no. 27.281.922/0001-70, was hired by TEQUIMAR to assess the value of the company TEMMAR, to be acquired by TEQUIMAR, in compliance with Article 256, Law 6,404/76 (Corporate Law).

For preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates used in this process are based on documents and information which include, among others, the following:

▪	Financial Statements of the company on the base date;

▪	Historical data available.

The APSIS team in charge of preparing this report comprises the following professionals:

▪  AMANDEEP GILL
Project supervisor
▪  AMILCAR DE CASTRO
Commercial director
Bachelor of Laws
▪  ANA CRISTINA FRANÇA DE SOUZA
Managing Partner
Civil Engineer, Post-graduated in Accounting Sciences (CREA/RJ 1991103043)
▪  ANTÔNIO LUIZ FEIJÓ NICOLAU
Operational director
▪  ANTÔNIO REIS SILVA FILHO
Director
Civil Engineer, Master of Business Management (CREA/SP 107.169)
▪  CARLOS MAGNO SANCHES
Project Manager
▪  ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ 100990/O-1)
▪  LUIZ PAULO CESAR SILVEIRA
Superintendent director
Mechanical Engineer, Master of Business Management (CREA/RJ 1989100165)
▪  MARCIA APARECIDA DE LUCCA CALMON
Technical director (CRC/SP 143169-O4)
▪  MARGARETH GUIZAN DA SILVA OLIVEIRA
Director
Civil Engineer (CREA/RJ 1991103035)
▪  MAURÍCIO EMERICK
Project supervisor
▪  RENATA POZZATO CARNEIRO MONTEIRO
Superintendent director
▪  RICARDO DUARTE CARNEIRO MONTEIRO
Managing Partner
Civil Engineer, Post-Graduated in Economic Engineering (CREA/RJ 1975102453)
▪  SERGIO FREITAS DE SOUZA
Director
Economist (CORECON/RJ 23521-0)

4

2.	PRINCIPLES AND QUALIFICATIONS

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

▪
The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

▪	To the best of the consultants’ knowledge and credit, the analyses, opinions and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.

▪	The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions comprised therein.

▪	APSIS’ professional fees are not in any way whatsoever subject to the conclusions of this report.

▪
APSIS assumes full liability over the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

▪	In this report, one assumes that the information received from third parties is correct, and that the sources thereof are comprised in said report.

▪	The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

▪
For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this report.

▪
This Report complies with the specifications and criteria prescribed by the USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies and regulations, such as: the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR) etc.

▪
The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

5

3.	RESPONSIBILITY LIMITS

▪
To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true, and does not have any responsibility with respect to their reliability.

▪	The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

▪
Our work was developed to be used by the APPLICANT and by the parties involved in the project, aiming at the previously described purpose. We are not liable for occasional losses to the APPLICANT and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.

▪
The analysis and conclusions contained in this report are based on several premises, held on this date, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Thus, the company's future operating results may differ from any forecast or estimate contained in this report.

6

4.	VALUATION METHODOLOGIES

MARKET APPROACH – STOCK EXCHANGE LISTING

This methodology aims to assess a company by the sum of all its shares at market prices. As the price of a share is defined by the present value of the flow of future dividends and a sale price at the end of the period, at a required rate of return, on an Ideal Money Market, this approach would indicate the correct value of the company for investors.

ASSETS APPROACH – NET EQUITY AT MARKET PRICES

This methodology is derived from generally accepted accounting principles (GAAP), where financial statements are prepared based on the principle of historic or acquisition cost. Due to this principle and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company’s net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assets approach, therefore, aims at appraising a company for the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised for their fair market value, with a comparison being made between this value and the book value (net balance).

These adjustments, properly analyzed, are added to the book value of equity, thereby determining the company’s market value by the assets approach. The company’s fair market value shall be the value of equity, considering the adjustments found for the assets and liabilities assessed.

INCOME APPROACH: FUTURE PROFITABILITY

This methodology defines the company’s future profitability by the projected net income, bringing this result to present value.

The projective period of net income is determined by taking into account the time that the company will take to provide a stable operational activity, i.e., without operational changes deemed important. The net income is then brought to present value by using a discount rate, which will reflect the risk associated with the market, business and capital structure.

PROJECTION FOR FUTURE RESULTS

To calculate future profitability, we used Net Income as a measure of income, where:

Earnings before non-cash items, interest and taxes(EBITDA)
( - ) Non-cash items (depreciation and amortization)
( = ) Net income before taxes (EBIT)
( - ) Income Tax and Social Contribution (IR/CSSL)
( = ) Net income after taxes

7

5.	COMPANY’S PROFILE

TEMMAR operates in the storage and handling of liquid bulks.

Located in the port of Itaqui, the terminal has 16 tanks that total a static capacity of 55 cubic meters.

The port of Itaqui is the second largest in Brazil in the handling of liquid bulks, just behind the port of Santos, and primarily serves the fuel market in three states (Maranhão, Piauí, and Tocantins).

TEMMAR has a lease contract for 13 years and renewable for another 25 years. The company has already auctioned for areas that will allow it to expand, thus allowing it to increase the terminal storage capacity to more than 78 cubic meters.

8

6.	ASSESSMENT - AVERAGE PRICE OF SHARES ON THE STOCK MARKET

TEMMAR is a limited company and, therefore, does not have shares that are publicly traded or traded in the organized OTC market. This methodology was not applied in this report.

9

7.	ASSESSMENT - VALUE OF THE EQUITY SHARE AT MARKET PRICE

In this report, we adopted the asset approach for the assessment of TEMMAR’s consolidated Net Equity at market value, as shown below.

TEMMAR - TERMINAL MARÍTIMO DO MARANHÃO S.A.	FINANCIAL STATEMENT
BALANCE SHEET (IN REAIS)	BALANCE AS OF 04/30/2012	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	6,238,024.66	-	6,238,024.66
NON-CURRENT ASSETS	97,915,226.58	5,638,337.77	103,553,564.35
Other Non-Current Assets	13,625,716.08	-	13,625,716.08
Fixed Assets	84,289,510.50	5,638,337.77	89,927,848.27
- Buildings and Construction	22,317,524.14	2,047,475.86	24,365,000.00
- Machinery and Equipment	48,782,892.15	3,517,136.80	52,300,028.95
- Vehicles	41,292.24	6,623.76	47,916.00
- Computers and Peripherals	172,687.38	48,092.48	220,779.86
- Furniture and Fixtures	122,363.27	19,008.87	141,372.14
- Advances to Suppliers	1,919,355.20	-	1,919,355.20
- Construction in Progress	10,933,396.12	-	10,933,396.12

TOTAL ASSETS	104,153,251.24	5,638,337.77	109,791,589.01

CURRENT LIABILITIES	2,820,264.01	-	2,820,264.01
NON-CURRENT LIABILITIES	94,002,420.71	1,917,034.84	95,919,455.55
Long Term Liabilities	94,002,420.71	1,917,034.84	95,919,455.55
NET EQUITY	7,330,566.52	3,721,302.93	11,051,869.45
Equity Capital	28,927,826.00	-	28,927,826.00
Translation Adjustments	20,800.62	-	20,800.62
Accumulated Losses	(19,010,673.86)	-	(19,010,673.86)
Period income/loss	(2,607,386.24)	-	(2,607,386.24)
Market Value Adjustments	-	3,721,302.93	3,721,302.93
TOTAL LIABILITIES	104,153,251.24	5,638,337.77	109,791,589.01

10

8.	ASSESSMENT - VALUE OF NET INCOME PER SHARE

As the company started to operate in 2011, this methodology was not applied.

11

9.	ASSESSMENT - PURCHASE PRICE PER SHARE OF TEMMAR

The amount paid by TEQUIMAR for shares equivalent to 100% of TEMMAR’s capital stock is R$ 80,739,846.20, for the purpose of this report, as shown below:

Base Value + Additional Minimum Value	R$ 172,000,000.00
Value of Net Debt	R$ 91,260,153.80
Aquisition Value	R$ 80,739,846.20

Acquisition Value per share	Acquisition Value of TEMMAR	Total Number of Shares	Total Number of Shares Acquired
R$ 2.79	R$ 80,739,846.20	28,927,826	28,927,826

12

10.	CONCLUSION

In light of the examinations in the documentation mentioned above and based on APSIS’s studies, the experts concluded that the amount to be paid for the shares of TEMMAR, R$ 2.79 per share, exceeds one and a half times the greatest of the three amounts calculated in accordance with the methodologies provided for in article 256, subparagraph II of Law 6,404/76 (Corporate Law), on the base date of April 30, 2012, reflected on the table alongside.

Appraisal report RJ-0201/12-01 was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the digital certification of the technical officials and printed by APSIS, composed of 14 (fourteen) pages typed on one side and 03 (three) attachments. APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052-4, a company that specializes in asset valuation, legally represented hereunder by its directors, makes itself available for any clarifications that may be needed.

Rio de Janeiro, May 30, 2012.

Director	Project Manager

13

11.	LIST OF EXHIBITS

1.	VALUATION CALCULATIONS – BALANCES AT MARKET VALUE

2.	VALUATION CALCULATIONS – FIXED ASSETS

3.	GLOSSARY AND APSIS’S PROFILE

RIO DE JANEIRO – RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO – SP Av. Angélica, nº 2503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

14

ATTACHMENT 1

GENERAL APPRAISAL CRITERIA

This report was prepared for the purpose of complying with article 256 of law 6,404/76 (Corporate Law), in order to assess the equity of TEMMAR at market value.

EVENTS AND ADJUSTMENTS CONTEMPLATED IN THE APPRAISAL
The audited financial statements considered as the basis for this report were prepared by the companies, having already fully complied with law 11,638/07. The table below shows the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation.

ACCOUNT GROUP	ASSUMPTION	APPRAISAL CRITERIA
GENERAL	Accounts with an amount less than R$ 30 thousand were not analyzed and the book value was maintained, except for those consolidated in some specific group.	Market value identical to book value.
CASH AND CASH EQUIVALENTS
Represented by:
▪  Cash and Bank Accounts.
▪  Financial Investments – Banco do Nordeste S.A. – Certificate of Deposits – CDB prefixed, remunerated at a rate of 100% of the Interbank Deposit Certificates – CDI, with immediate liquidity.
Market value identical to book value, as there was no indication of relevant market value adjustments.
ACCOUNTS RECEIVABLE	Represented by: ▪ Accounts Receivable. ▪ Average receivables within 30 days. ▪ There is no interest embedded in credit receivables.	Market value identical to book value, as there was no indication of relevant market value adjustments.
INVENTORY
TEMMAR is a maritime terminal that operates in the business of providing storage services for petrochemical products for its clients.
The inventory is almost in their entirety represented by third parties, and the inventory of the company represented substantially by the balance of the industrial warehouse.
Market value identical to book value, as there was no indication of relevant market value adjustments.

1

ACCOUNT GROUP	ASSUMPTION	APPRAISAL CRITERIA
RECOVERABLE TAXES - CURRENT	Substantially represented by: ▪ ICMS recoverable; ▪ IRRF from financial investments; ▪ IR/CS compensation; and ▪ Other taxes	Market value identical to book value, as there was no indication of relevant market value adjustments.
RECOVERABLE TAXES – NON CURRENT	Represented by PIS and COFINS recoverable; originating from the acquisition of fixed assets.	Market value identical to book value, as there was no indication of relevant market value adjustments.
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES
Represented by the tax credits originating from the temporary differences and tax losses, and with a negative basis of social contribution.
Studies reveal that the company projected tax results are sufficient to absorb the existing tax credits, with the expectation of realization in the next ten years.
The credits do not prescribe.
Market value identical to book value, as there was no indication of relevant market value adjustments.
ADVANCES TO SUPPLIERS AND EMPLOYEES	Substantially represented by: ▪ Salary advances, 13th salary and vacation; ▪ Advances for travel expenses; and ▪ Advances to suppliers – materials.	Market value identical to book value, as there was no indication of relevant market value adjustments.
PREPAID EXPENSE	Represented by insurance expenses, and if canceled shall be refunded.	Market value identical to book value, as there was no indication of relevant market value adjustments.
RELATED PARTIES	Represented by the current account balance with NOBLE Brasil S.A.	Market value identical to book value, as there was no indication of relevant market value adjustments.

2

ACCOUNT GROUP	ASSUMPTION	APPRAISAL CRITERIA
ESCROW DEPOSITS (JUDICIAL)	Represented by guaranteed deposits. The balance is negative.	Market value identical to book value, as there was no indication of relevant market value adjustments.
ADVANCES TO SUPPLIERS – FIXED ASSETS	Represented by advances to suppliers from the acquisitions of fixed assets.	Market value identical to book value, as there was no indication of relevant market value adjustments.
FIXED ASSETS IN PROGRESS	Substantially represented by: ▪ Railway terminal; and ▪ Industrial Plan.	Maintained the book value due to the recent acquisition whose values are closer to the market.
BUILDING AND BUILDING IMPROVEMENTS	Represented by the building and building improvements made to the terminal area where the land is rented. (exhibit 2)	Market Value.
INDUSTRIAL MACHINERY AND EQUIPMENT	Represented by the tanks, pumps, piping and other industrial facilities in the terminal. (exhibit 2)	Market Value.
OTHER FIXED ASSETS	Vehicles, Furniture and Appliances, Installations, Computer Equipment, Storage Equipment: fixed assets with little relevance for the business.	Market Value.
LOANS AND FINANCING
Loans picked up by Banco do Nordeste S.A., with resources from Fundo Constitucional de Financiamento do Nordeste – FNE, to finance the construction work of the terminal, with an annual rate of 10% and an amortization period of the principal is until 9/13/2021.The loans are secured by bank guarantee in the amount of the outstanding debt and the shareholder approval NOBLE Brasil S.A. The grace period for amortization of the principal balance is until 09/13/2013.
Market value identical to book value, as there was no indication of relevant market value adjustments.
SUPPLIERS	Amounts payable to suppliers whose payments are within a short period of time.	Market value identical to book value, as there was no indication of relevant market value adjustments.

3

ACCOUNT GROUP	ASSUMPTION	APPRAISAL CRITERIA
SALARIES AND RELATED CHARGES
Represented by the wage balance, and benefits payable, provision for vacation, and 13th salary.
The company is not bound to pay post-employment benefits, long-term benefits and stock-based compensation.
Market value identical to book value, as there was no indication of relevant market value adjustments.
TAXES PAYABLE	Substantially represented by: ▪ ICMS ▪ IRRF ▪ ISS ▪ PIS ▪ COFINS ▪ Others	Market value identical to book value, as there was no indication of relevant market value adjustments.
RELATED PARTIES – CURRENT ACCOUNT
Represented by the current account with NOBLE BRASIL S.A., expenses related to the corporate department of the holding company, for the provision of administrative services, which are shared by the Group's companies.
Market value identical to book value, as there was no indication of relevant market value adjustments.
RELATED PARTIES - MUTUAL	Represented by the loan agreement between TEMMAR and NOBLE BRASIL S.A., with a undetermined period, whose costs are calculated at a rate of 100% of CDI plus 1% p.a.	Market value identical to book value, as there was no indication of relevant market value adjustments.
CUSTOMER ADVANCES	Reference to several advances to customers.	Market value identical to book value, as there was no indication of relevant market value adjustments.
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	Represented by the taxation of capital gains refined by the assessment of the market.	Adjusted for taxation of capital gains, if applicable.

4

ACCOUNT GROUP	ASSUMPTION	APPRAISAL CRITERIA
OTHER PROVISIONS
Refers to the invoices for the transit tax cost or expenses that were already incurred, which are accrued accordingly monthly.
The expenses recorded during the month are treated as a tax difference for purposes of IR/CS.
Market value identical to book value, as there was no indication of relevant market value adjustments.
CONTINGENCIES
The only contingency classified as probable risk was settled in April of 2012 through labor agreement in the case file.
The company and its legal advisors are unaware of possible or probably contingencies that could be classified.
There are no signs of adjustment to market.
NET EQUITY	Represented by: ▪ Capital; ▪ Translation Adjustments; ▪ Accumulated Losses; and ▪ Market Value Adjustments.	Adjusted for capital gains.

5

TEMMAR - TERMINAL MARÍTIMO DO MARANHÃO S.A.	FINANCIAL STATEMENT
BALANCE SHEET (IN REAIS)	BALANCE AS OF 04/30/2012	MARKET ADJUSTMENTS	ADJUSTED BALANCE
CURRENT ASSETS	6,238,024.66	-	6,238,024.66
Cash and Cash Equivalents	4,105,827.32	-	4,105,827.32
Accounts Receivables	1,011,736.71	-	1,011,736.71
Inventory	140,846.69	-	140,846.69
Advances	364,300.99	-	364,300.99
Compensation for Taxes	394,018.28	-	394,018.28
Prepaid Expenses	221,294.67	-	221,294.67
NON-CURRENT ASSETS	97,915,226.58	5,638,337.77	103,553,564.35
Other Non-Current Assets	13,625,716.08	-	13,625,716.08
Recoverable Taxes	2,878,385.82	-	2,878,385.82
Deferred Income and Social Contribution Taxes- LALUR	10,751,764.42	-	10,751,764.42
Related Parties - NOBLE Brazil	1,530.30	-	1,530.30
Escrow Deposits	(5,964.46)	-	(5,964.46)
Fixed Assets	84,289,510.50	5,638,337.77	89,927,848.27
- Buildings and Construction	22,317,524.14	2,047,475.86	24,365,000.00
- Machinery and Equipment	48,782,892.15	3,517,136.80	52,300,028.95
- Vehicles	41,292.24	6,623.76	47,916.00
- Computers and Peripherals	172,687.38	48,092.48	220,779.86
- Furniture and Fixtures	122,363.27	19,008.87	141,372.14
- Advances to Suppliers	1,919,355.20	-	1,919,355.20
- Construction in Progress	10,933,396.12	-	10,933,396.12
TOTAL ASSETS	104,153,251.24	5,638,337.77	109,791,589.01
CURRENT LIABILITIES	2,820,264.01	-	2,820,264.01
Loans and Financing	584,148.92	-	584,148.92
Suppliers	593,536.83	-	593,536.83
Related Parties - NOBLE GROUP LTDA. - HK	779,411.49	-	779,411.49
Taxas and Contributions	179,888.80	-	179,888.80
Advances from Customers	343,061.93	-	343,061.93
Salaries and Related Charges	221,459.40	-	221,459.40
Miscellaneous provisions - Non-receivable notes	118,756.64	-	118,756.64
NON-CURRENT LIABILITIES	94,002,420.71	1,917,034.84	95,919,455.55
Long Term Liabilities	94,002,420.71	1,917,034.84	95,919,455.55
Loans and Financing	45,675,480.23	-	45,675,480.23
Related Parties - NOBLE BRASIL S.A. - Mutual	48,326,940.48	-	48,326,940.48
Deferred Income and Social Contribution Taxes	-	1,917,034.84	1,917,034.84
NET EQUITY	7,330,566.52	3,721,302.93	11,051,869.45
Equity Capital	28,927,826.00	-	28,927,826.00
Translation Adjustments	20,800.62	-	20,800.62
Accumulated Losses	(19,010,673.86)	-	(19,010,673.86)
Period income/loss	(2,607,386.24)	-	(2,607,386.24)
Market Value Adjustments	-	3,721,302.93	3,721,302.93
TOTAL LIABILITIES	104,153,251.24	5,638,337.77	109,791,589.01

6

ATTACHMENT 2

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MODULO DE EMPILHADEIRA CABO DE 1	1/1/2011	R$ 967.63	R$ 258.39	R$ 709.24	15	R$ 1,183.70	R$ 11.84	180	R$ 1,183.70
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	PHMETRO DIGITAL MICROPROCESSADOR	12/17/2010	R$ 8,225.00	R$ 2,333.00	R$ 5,892.00	15	R$ 10,061.62	R$ 100.62	156	R$ 8,739.99
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MONITOR DE 19 POLEGADAS DELL	1/1/2011	R$ 2,363.14	R$ 630.99	R$ 1,732.15	5	R$ 2,890.82	R$ 28.91	47	R$ 2,282.29
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MONITOR DELL DE 21.5 POLEGADAS	1/1/2011	R$ 3,043.31	R$ 812.50	R$ 2,230.81	5	R$ 3,722.87	R$ 37.23	47	R$ 2,939.19
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SWINTCHBOX DELL 8 PORTAS TECLADO	1/1/2011	R$ 3,248.59	R$ 867.28	R$ 2,381.31	5	R$ 3,973.99	R$ 39.74	47	R$ 3,137.45
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SERVIDOR POWER R710	1/1/2011	R$ 10,644.47	R$ 2,841.96	R$ 7,802.51	5	R$ 13,021.35	R$ 130.21	47	R$ 10,280.31
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SERVIDOR POWEREDGE R710	1/1/2011	R$ 12,955.21	R$ 3,458.86	R$ 9,496.35	5	R$ 15,848.07	R$ 158.48	47	R$ 12,512.00
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	computadores	2/1/2011	R$ 14,537.92	R$ 3,639.15	R$ 10,898.77	5	R$ 17,784.20	R$ 177.84	47	R$ 14,040.56
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SISTEMA COMUTADOR POWERCONNECT 6224	1/1/2011	R$ 16,512.80	R$ 4,408.64	R$ 12,104.16	5	R$ 20,200.06	R$ 202.00	47	R$ 15,947.88
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SERVIDOR POWERDGE R710	1/1/2011	R$ 17,909.63	R$ 4,781.56	R$ 13,128.07	5	R$ 21,908.80	R$ 219.09	47	R$ 17,296.92
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MICROCOMPUTADOR DELL OPTIPLEX 780 GAB	1/1/2011	R$ 19,488.55	R$ 5,203.19	R$ 14,285.36	5	R$ 23,840.29	R$ 238.40	47	R$ 18,821.82
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SISTEMA DE ARMAZENAMENTO DE DADOS DELL	1/4/2011	R$ 47,887.79	R$ 12,785.39	R$ 35,102.40	5	R$ 58,581.01	R$ 585.81	47	R$ 46,249.49
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	DESKTOP IBM THIHKCENTER COM TECLADO E MO	8/16/2010	R$ 106.29	R$ 37.25	R$ 69.04	5	R$ 130.02	R$ 1.30	33	R$ 71.93
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	MONITOR LCD 17	8/16/2010	R$ 224.04	R$ 78.40	R$ 145.64	5	R$ 274.07	R$ 2.74	33	R$ 151.61
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	MONITOR LG LCD 17	8/16/2010	R$ 233.38	R$ 81.77	R$ 151.61	5	R$ 285.49	R$ 2.85	33	R$ 157.93
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	MONITOR LG LCD 17	8/16/2010	R$ 233.38	R$ 81.77	R$ 151.61	5	R$ 285.49	R$ 2.85	33	R$ 157.93
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MEMORIA DIGITAL GB/ CAMERA DIGITAL	12/17/2010	R$ 490.53	R$ 139.21	R$ 351.32	5	R$ 600.06	R$ 6.00	33	R$ 331.95
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	DESK LENOVO PENTIUM CORE D	11/30/2010	R$ 934.17	R$ 280.56	R$ 653.61	5	R$ 1,142.77	R$ 11.43	33	R$ 632.16
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	DESKTOPLENOVO COM TECLADO E MOUSE	8/16/2010	R$ 1,080.17	R$ 378.35	R$ 701.82	5	R$ 1,321.37	R$ 13.21	33	R$ 730.96
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	DESKTOP LENOVO COM TECLADO E MOUSE	8/16/2010	R$ 1,080.17	R$ 378.35	R$ 701.82	5	R$ 1,321.37	R$ 13.21	33	R$ 730.96
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SWITCH DE REDE POWER CONECT	11/30/2010	R$ 1,347.87	R$ 404.72	R$ 943.15	5	R$ 1,648.85	R$ 16.49	33	R$ 912.11
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MICROCOMPUTADOR DELL OPTIPLEX 760 SMA	11/30/2010	R$ 1,411.82	R$ 423.99	R$ 987.83	5	R$ 1,727.08	R$ 17.27	33	R$ 955.39
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	NOTBOOK HP 6910P	8/16/2010	R$ 2,240.00	R$ 784.65	R$ 1,455.35	5	R$ 2,740.19	R$ 27.40	33	R$ 1,515.83
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	Projetor	10/11/2010	R$ 2,514.00	R$ 796.91	R$ 1,717.09	5	R$ 3,075.37	R$ 30.75	33	R$ 1,701.24
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MICROCOMPUTADOR DELL OPTIPLEX+MONITOR	11/30/2010	R$ 5,394.66	R$ 1,620.11	R$ 3,774.55	5	R$ 6,599.27	R$ 65.99	33	R$ 3,650.61
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	MICROCOMPUTADOR DELL OPTIPLEX	11/30/2010	R$ 5,394.66	R$ 1,620.11	R$ 3,774.55	5	R$ 6,599.27	R$ 65.99	33	R$ 3,650.61
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SERVIDOR HP PROLIANT DL380 G5	11/30/2010	R$ 5,826.05	R$ 1,749.66	R$ 4,076.39	5	R$ 7,126.99	R$ 71.27	33	R$ 3,942.53
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	SERVIDOR HP PROLIANT DL 380 G5	11/30/2010	R$ 6,362.50	R$ 1,910.76	R$ 4,451.74	5	R$ 7,783.23	R$ 77.83	33	R$ 4,305.55
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	COMPUTADORES E PERIFERICOS	8/9/2006	R$ 21,383.63	R$ 21,383.63	R$ -	5	R$ 30,065.68	R$ 300.66	11	R$ 5,952.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	MANGOTES	6/29/2011	R$ 16,793.41	R$ 1,402.18	R$ 15,391.23	19	R$ 20,543.33	R$ 205.43	217	R$ 19,563.86
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE PARA LIQUIDO GERADOR DE ESPUMA, CILINDRICO HORIZONTAL, EM AÇO CARBONO, CAPACIDADE 1.000 L	2/28/2011	R$ 45,740.47	R$ 2,668.26	R$ 43,072.21	19	R$ 55,954.20	R$ 559.54	217	R$ 53,286.39

1

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 425 M3, DIMENSOES DIAMETRO 7,63X9,76 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 623,737.49	R$ 36,384.74	R$ 587,352.75	19	R$ 763,016.43	R$ 7,630.16	217	R$ 726,637.03
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 425 M3, DIMENSOES DIAMETRO 7,63X9,76 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 623,737.49	R$ 36,384.74	R$ 587,352.75	19	R$ 763,016.43	R$ 7,630.16	217	R$ 726,637.03
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 425 M3, DIMENSOES DIAMETRO 7,63X9,76 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 623,737.49	R$ 36,384.74	R$ 587,352.75	19	R$ 763,016.43	R$ 7,630.16	217	R$ 726,637.03
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 425 M3, DIMENSOES DIAMETRO 7,63X9,76 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 623,737.49	R$ 36,384.74	R$ 587,352.75	19	R$ 763,016.43	R$ 7,630.16	217	R$ 726,637.03
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 1.193 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 11,45X12,20M	2/28/2011	R$ 700,962.14	R$ 40,889.52	R$ 660,072.62	19	R$ 857,485.14	R$ 8,574.85	217	R$ 816,601.62
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 1.193 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 11,45X12,20M	2/28/2011	R$ 700,962.14	R$ 40,889.52	R$ 660,072.62	19	R$ 857,485.14	R$ 8,574.85	217	R$ 816,601.62
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	OLEODUTO EM ACO CARBONO, BITOLA DE 8 POLEGADAS, COMPRIMENTO 2.100,00 M	2/28/2011	R$ 1,022,967.74	R$ 47,738.46	R$ 975,229.28	19	R$ 1,251,393.74	R$ 12,513.94	217	R$ 1,191,729.29
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 2.661 M3, DIMENSOES DIAMETRO 15,24X15,04 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 1,176,191.57	R$ 68,611.20	R$ 1,107,580.37	19	R$ 1,438,832.05	R$ 14,388.32	217	R$ 1,370,230.84
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 2.661 M3, DIMENSOES DIAMETRO 15,24X15,04 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 1,176,191.57	R$ 68,611.20	R$ 1,107,580.37	19	R$ 1,438,832.05	R$ 14,388.32	217	R$ 1,370,230.84
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 2.661 M3, DIMENSOES DIAMETRO 15,24X15,04 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 1,176,191.57	R$ 68,611.20	R$ 1,107,580.37	19	R$ 1,438,832.05	R$ 14,388.32	217	R$ 1,370,230.84
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 2.661 M3, DIMENSOES DIAMETRO 15,24X15,04 M, PRESSAO ATMOSFERICA EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 1,176,191.57	R$ 68,611.20	R$ 1,107,580.37	19	R$ 1,438,832.05	R$ 14,388.32	217	R$ 1,370,230.84
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	OLEODUTO EM ACO CARBONO, BITOLA DE 14 POLEGADAS, COMPRIMENTO 2.100,00 M	2/28/2011	R$ 1,363,956.98	R$ 63,651.28	R$ 1,300,305.70	19	R$ 1,668,524.98	R$ 16,685.25	217	R$ 1,588,972.38
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 4.524 M3 DIMENSOES DIAMETRO 17,18X19,52 M, PRESSAO ATMOSFERICA, COM SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 1,639,539.51	R$ 95,639.74	R$ 1,543,899.77	19	R$ 2,005,644.37	R$ 20,056.44	217	R$ 1,910,018.45

2

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TANQUE CILINDRICO VERTICAL EM ACO CARBONO MARCA EMCO HITRAX, CAPACIDADE 6.919 M3, PRESSAO ATMOSFERICA, DIMENSOES DIAMETRO 22,90X17,08 M EQUIPADO COM TETO INTERNO FLUTUANTE E DOMO AUTOPORTANTE EM ALUMINIO E SISTEMA DE COMBATE A INCENDIO	2/28/2011	R$ 2,221,694.01	R$ 129,598.84	R$ 2,092,095.17	19	R$ 2,717,792.43	R$ 27,177.92	217	R$ 2,588,212.44
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	ESGUICHO REG 1/2"/ MANGUEIRA DE C. INCEN	12/10/2010	R$ 25,228.80	R$ 3,578.11	R$ 21,650.69	19	R$ 30,862.32	R$ 308.62	203	R$ 27,477.89
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	GRUPO GERADOR A DIESEL MARCA CUMMINS MODELO C400D6-4, POTENCIA 500 KVA, COM MOTOR DIESEL SERIE K09T013749	2/28/2011	R$ 197,936.50	R$ 9,237.06	R$ 188,699.44	16	R$ 242,135.20	R$ 2,421.35	181	R$ 228,171.87
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	GRUPO GERADOR A DIESEL MARCA CUMMINS MODELO C400D6-4, POTENCIA 500 KVA, COM MOTOR DIESEL SERIE K09T013750	2/28/2011	R$ 197,936.50	R$ 9,237.06	R$ 188,699.44	16	R$ 242,135.20	R$ 2,421.35	181	R$ 228,171.87
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	CB SINTENAX	12/17/2010	R$ 5,193.38	R$ 736.59	R$ 4,456.79	15	R$ 6,353.05	R$ 63.53	180	R$ 6,353.05
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	CONDUTIVIMETRO	2/10/2012	R$ 15,950.00	R$ 265.84	R$ 15,684.16	15	R$ 19,511.59	R$ 195.12	180	R$ 19,511.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TORRE METALICA PARA RADIO, CONSTRUCAO EM PERFIS DE AÇO	2/28/2011	R$ 130,688.17	R$ 7,623.42	R$ 123,064.75	15	R$ 159,870.49	R$ 1,598.70	180	R$ 159,870.49
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	CABO INTERLIGACAO 8540	5/5/2011	R$ 3,931.56	R$ 393.75	R$ 3,537.81	15	R$ 4,809.47	R$ 48.09	168	R$ 4,483.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESCADA PANTOGRAFICA	7/25/2011	R$ 5,850.00	R$ 439.68	R$ 5,410.32	15	R$ 7,156.29	R$ 71.56	168	R$ 6,671.13
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESCADA PANTOGRAFICA	7/25/2011	R$ 5,850.00	R$ 439.68	R$ 5,410.32	15	R$ 7,156.29	R$ 71.56	168	R$ 6,671.13
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA JOCKEY MARCA KSB MODELO HYDROBLOC MB 755, VAZAO 10 M3/H, ALTURA MANOMETRICA 100 MCA, MOTOR ELETRICO 7,5 CV SERIE 817163	2/28/2011	R$ 5,880.50	R$ 343.00	R$ 5,537.50	15	R$ 7,193.60	R$ 71.94	168	R$ 6,705.91
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	CHAVE SECCIONADORA TRIPOLAR COM FUSIVEIS	2/28/2011	R$ 8,154.03	R$ 380.52	R$ 7,773.51	15	R$ 9,974.80	R$ 99.75	168	R$ 9,298.56

3

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	CHAVE SECCIONADORA TRIPOLAR COM FUSIVEIS	2/28/2011	R$ 8,154.03	R$ 380.52	R$ 7,773.51	15	R$ 9,974.80	R$ 99.75	168	R$ 9,298.56
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 50-315, VAZAO 40 M3/H ALTURA MANOMETRICA 40 MCA, MOTOR ELETRICO 15 CV SERIE 391964	2/28/2011	R$ 13,408.78	R$ 782.18	R$ 12,626.60	15	R$ 16,402.93	R$ 164.03	168	R$ 15,290.89
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR ELETRONICO DE VOLUME MARCA DANIEL MODELO DANLOAD 60000	2/28/2011	R$ 14,713.31	R$ 1,716.54	R$ 12,996.77	15	R$ 17,998.75	R$ 179.99	168	R$ 16,778.52
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 20 CV SERIE 390062	2/28/2011	R$ 15,692.92	R$ 915.46	R$ 14,777.46	15	R$ 19,197.11	R$ 191.97	168	R$ 17,895.64
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 20 CV SERIE 390061	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390056	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390059	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390054	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390058	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390055	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 25 CV SERIE 390057	2/28/2011	R$ 16,167.29	R$ 943.04	R$ 15,224.25	15	R$ 19,777.40	R$ 197.77	168	R$ 18,436.59
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	BOMBAS KSB	7/30/2011	R$ 16,374.12	R$ 1,230.67	R$ 15,143.45	15	R$ 20,030.42	R$ 200.30	168	R$ 18,672.45
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 0,80X0,45X2,10 M	2/28/2011	R$ 17,345.51	R$ 809.48	R$ 16,536.03	15	R$ 21,218.72	R$ 212.19	168	R$ 19,780.19
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 125-250, VAZAO 240 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 30 CV SERIE 390063	2/28/2011	R$ 17,690.69	R$ 1,031.94	R$ 16,658.75	15	R$ 21,640.97	R$ 216.41	168	R$ 20,173.82
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 125-250, VAZAO 240 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 30 CV SERIE 390064	2/28/2011	R$ 17,690.69	R$ 1,031.94	R$ 16,658.75	15	R$ 21,640.97	R$ 216.41	168	R$ 20,173.82
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGACHEM 80-315, VAZAO 120 M3/H ALTURA MANOMETRICA 30 MCA, MOTOR ELETRICO 20 CV SERIE 390065	2/28/2011	R$ 17,690.69	R$ 1,031.94	R$ 16,658.75	15	R$ 21,640.97	R$ 216.41	168	R$ 20,173.82

4

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA DOSADOR	9/2/2011	R$ 21,622.55	R$ 1,264.78	R$ 20,357.77	15	R$ 26,450.81	R$ 264.51	168	R$ 24,657.57
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TRANSFORMADOR TRIFASICO A SECO MARCA GHR, SERIE A95084, POTENCIA 100 KVA, 440 V/220 V	2/28/2011	R$ 34,099.02	R$ 1,591.24	R$ 32,507.78	15	R$ 41,713.24	R$ 417.13	168	R$ 38,885.28
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO ETA 125-50/2, VAZAO 240 M3/H ALTURA MANOMETRICA 90 MCA, MOTOR ELETICO 100 CV SERIE 233177	2/28/2011	R$ 34,307.28	R$ 2,001.30	R$ 32,305.98	15	R$ 41,968.01	R$ 419.68	168	R$ 39,122.78
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO ETA 125-50/2, VAZAO 240 M3/H ALTURA MANOMETRICA 90 MCA, MOTOR ELETICO 100 CV SERIE 233176	2/28/2011	R$ 34,307.28	R$ 2,001.30	R$ 32,305.98	15	R$ 41,968.01	R$ 419.68	168	R$ 39,122.78
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	DISJUNTOR A OLEO MARCA ABB MODELO IEC 62271, CAPACIDADE 630 A, SERIE 1VC1BA00003913	2/28/2011	R$ 42,253.05	R$ 1,971.76	R$ 40,281.29	15	R$ 51,688.04	R$ 516.88	168	R$ 48,183.84
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL DE ALIMENTACAO DA BOMBA MARCA KSB, 440 V, DIMENSOES 1,40X0,70X2,10 M	2/28/2011	R$ 47,442.24	R$ 2,213.96	R$ 45,228.28	15	R$ 58,035.97	R$ 580.36	168	R$ 54,101.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL DE ALIMENTACAO DA BOMBA MARCA KSB, 440 V, DIMENSOES 1,40X0,70X2,10 M	2/28/2011	R$ 47,442.24	R$ 2,213.96	R$ 45,228.28	15	R$ 58,035.97	R$ 580.36	168	R$ 54,101.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL DE ALIMENTACAO DA BOMBA MARCA KSB, 440 V, DIMENSOES 1,40X0,70X2,10 M	2/28/2011	R$ 47,442.24	R$ 2,213.96	R$ 45,228.28	15	R$ 58,035.97	R$ 580.36	168	R$ 54,101.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL DE ALIMENTACAO DA BOMBA MARCA KSB, 440 V, DIMENSOES 1,40X0,70X2,10 M	2/28/2011	R$ 47,442.24	R$ 2,213.96	R$ 45,228.28	15	R$ 58,035.97	R$ 580.36	168	R$ 54,101.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL DE CONTROLE DA REDE DE INCENDIO MARCA PROTEC MODELO ALGOTEC-6300	2/28/2011	R$ 47,442.24	R$ 2,213.96	R$ 45,228.28	15	R$ 58,035.97	R$ 580.36	168	R$ 54,101.41
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 1,20X0,85X2,10 M	2/28/2011	R$ 49,221.15	R$ 2,296.98	R$ 46,924.17	15	R$ 60,212.10	R$ 602.12	168	R$ 56,130.01
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PRE DETERMINADOR	3/21/2011	R$ 55,284.60	R$ 5,997.94	R$ 49,286.66	15	R$ 67,629.51	R$ 676.30	168	R$ 63,044.55
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA PARA COMBATE A INCENDIO MARCA KSB MODELO ETA 150-50, VAZAO 250 M3/H, ALTURA MANOMETRICA 100 MCA, MOTOR ELETRICO 250 CV SERIE 233170	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA PARA COMBATE A INCENDIO MARCA KSB MODELO ETA 150-50, VAZAO 250 M3/H, ALTURA MANOMETRICA 100 MCA, MOTOR ELETRICO 250 CV SERIE 233171	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA PARA COMBATE A INCENDIO MARCA KSB MODELO ETA 150-50, VAZAO 250 M3/H, ALTURA MANOMETRICA 100 MCA, MOTOR ELETRICO 250 CV SERIE 233173	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA PARA COMBATE A INCENDIO MARCA KSB MODELO ETA 150-50, VAZAO 250 M3/H, ALTURA MANOMETRICA 100 MCA, MOTOR ELETRICO 250 CV SERIE 233172	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGANORM 200-500, VAZAO 600 M3/H ALTURA MANOMETRICA 90 MCA, MOTOR ELETRICO 250 CV SERIE 983829	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BOMBA CENTRIFUGA MARCA KSB MODELO MEGANORM 200-500, VAZAO 600 M3/H ALTURA MANOMETRICA 90 MCA, MOTOR ELETRICO 250 CV SERIE 983830	2/28/2011	R$ 60,508.74	R$ 3,529.68	R$ 56,979.06	15	R$ 74,020.18	R$ 740.20	168	R$ 69,001.97
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TRANSFORMADOR TRIFASICO DE FORCA MARCA ABB MODELO TCZ-500, POTENCIA 500 KVA SERIE 296314	2/28/2011	R$ 63,750.30	R$ 2,975.00	R$ 60,775.30	15	R$ 77,985.57	R$ 779.86	168	R$ 72,698.53
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TRANSFORMADOR TRIFASICO DE FORCA MARCA ABB MODELO TCZ-500, POTENCIA 500 KVA SERIE 296313	2/28/2011	R$ 63,750.30	R$ 2,975.00	R$ 60,775.30	15	R$ 77,985.57	R$ 779.86	168	R$ 72,698.53
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63

5

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	MEDIDOR DE VAZAO MARCA ROSEMOUNT MODELO RADAR TANK REX	2/28/2011	R$ 70,843.74	R$ 8,265.04	R$ 62,578.70	15	R$ 86,662.96	R$ 866.63	168	R$ 80,787.63
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESTACAO DE CARREGAMENTO DE COMBUSTIVEL, COMPOSTA DE 5 BRAÇOS DE ENCHIMENTO, ESCADA PANTOGRAFICA E ESTRUTURA METALICA	2/28/2011	R$ 83,605.56	R$ 4,877.04	R$ 78,728.52	15	R$ 102,274.46	R$ 1,022.74	168	R$ 95,340.74
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESTACAO DE CARREGAMENTO DE COMBUSTIVEL, COMPOSTA DE 5 BRAÇOS DE ENCHIMENTO, ESCADA PANTOGRAFICA E ESTRUTURA METALICA	2/28/2011	R$ 83,605.56	R$ 4,877.04	R$ 78,728.52	15	R$ 102,274.46	R$ 1,022.74	168	R$ 95,340.74
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESTACAO DE CARREGAMENTO DE COMBUSTIVEL, COMPOSTA DE 5 BRAÇOS DE ENCHIMENTO, ESCADA PANTOGRAFICA E ESTRUTURA METALICA	2/28/2011	R$ 83,605.56	R$ 4,877.04	R$ 78,728.52	15	R$ 102,274.46	R$ 1,022.74	168	R$ 95,340.74
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	ESTACAO DE CARREGAMENTO DE COMBUSTIVEL, COMPOSTA DE 5 BRAÇOS DE ENCHIMENTO, ESCADA PANTOGRAFICA E ESTRUTURA METALICA	2/28/2011	R$ 83,605.56	R$ 4,877.04	R$ 78,728.52	15	R$ 102,274.46	R$ 1,022.74	168	R$ 95,340.74
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 4,00X0,65X2,10 M	2/28/2011	R$ 95,624.97	R$ 4,462.50	R$ 91,162.47	15	R$ 116,977.77	R$ 1,169.78	168	R$ 109,047.24
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 1,80X1,10X2,10 M	2/28/2011	R$ 95,624.97	R$ 4,462.50	R$ 91,162.47	15	R$ 116,977.77	R$ 1,169.78	168	R$ 109,047.24
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 1,80X1,10x2,10 M	2/28/2011	R$ 95,624.97	R$ 4,462.50	R$ 91,162.47	15	R$ 116,977.77	R$ 1,169.78	168	R$ 109,047.24
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PAINEL ELETRICO 440 V, DIMENSOES 4,00X0,65X2,10 M	2/28/2011	R$ 125,424.73	R$ 5,853.12	R$ 119,571.61	15	R$ 153,431.74	R$ 1,534.32	168	R$ 143,029.81
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	TUBULACAO, VALVULAS, INSTRUMENTACAO, REDE DE COMBATE A INCENDIO, ESTRUTURAS METALICAS E INSTALAÇOES	2/28/2011	R$ 9,089,343.47	R$ 443,241.74	R$ 8,646,101.73	15	R$ 11,118,969.94	R$ 111,189.70	168	R$ 10,365,157.15
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	GAVETA	12/17/2010	R$ 79.25	R$ 11.23	R$ 68.02	10	R$ 96.95	R$ 0.97	94	R$ 76.54
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	BATERIA 941/LANTERNA	12/16/2010	R$ 324.17	R$ 45.95	R$ 278.22	10	R$ 396.56	R$ 3.97	94	R$ 313.08
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	TERMOMETRO	12/16/2010	R$ 456.00	R$ 64.67	R$ 391.33	15	R$ 557.82	R$ 5.58	156	R$ 484.55
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	CONDICIONADOR DE AR	12/27/2010	R$ 9,130.00	R$ 1,294.82	R$ 7,835.18	10	R$ 11,168.70	R$ 111.69	94	R$ 8,817.65
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	BOMBAS -EQUIPAMENTOS	12/22/2010	R$ 152,000.00	R$ 21,557.68	R$ 130,442.32	15	R$ 185,941.20	R$ 1,859.41	156	R$ 161,517.23
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BALANCA RODOVIARIA MARCA TOLEDO MODELO 820 J/VII, CAPACIDADE 100 TON, COM INDICADOR DIGITAL DE PESO SERIE 10345144	2/28/2011	R$ 97,767.37	R$ 4,562.46	R$ 93,204.91	15	R$ 119,598.57	R$ 1,195.99	168	R$ 111,490.36

6

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	BALANCA RODOVIARIA MARCA TOLEDO MODELO 820 J/VII, CAPACIDADE 100 TON, COM INDICADOR DIGITAL DE PESO SERIE 10345145	2/28/2011	R$ 97,767.37	R$ 4,562.46	R$ 93,204.91	15	R$ 119,598.57	R$ 1,195.99	168	R$ 111,490.36
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	SUP. TV 10	12/21/2010	R$ 466.15	R$ 66.04	R$ 400.11	10	R$ 570.24	R$ 5.70	94	R$ 450.20
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	ANTENA CAMERA DO PIER	4/4/2011	R$ 412.00	R$ 41.23	R$ 370.77	5	R$ 504.00	R$ 5.04	47	R$ 397.90
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1020001	MONITOR LCD	12/23/2010	R$ 589.73	R$ 83.57	R$ 506.16	5	R$ 721.42	R$ 7.21	33	R$ 399.07
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	SWT 04 PT/FONTE RED	12/29/2010	R$ 6,300.00	R$ 893.51	R$ 5,406.49	5	R$ 7,706.77	R$ 77.07	33	R$ 4,263.26
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	MOVEIS	1/5/2011	R$ 222.68	R$ 29.79	R$ 192.89	10	R$ 272.40	R$ 2.72	108	R$ 245.44
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	MOVEIS UTENSILIOS	2/4/2011	R$ 2,750.00	R$ 344.23	R$ 2,405.77	10	R$ 3,364.07	R$ 33.64	108	R$ 3,031.03
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	MOVEIS	1/1/2011	R$ 4,740.00	R$ 632.76	R$ 4,107.24	10	R$ 5,798.43	R$ 57.98	108	R$ 5,224.38
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	MOVEIS E UTENSILIOS	10/17/2008	R$ 800.00	R$ 286.94	R$ 513.06	10	R$ 978.64	R$ 9.79	66	R$ 541.37
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	REF BRAST 390 BRM 39EB 220V	11/8/2010	R$ 2,200.35	R$ 330.47	R$ 1,869.88	10	R$ 2,691.68	R$ 26.92	120	R$ 2,691.68
NBRASIL	2.30	FURNITURES AND FIXTURES	3000014	CLAVICULARIO	3/25/2011	R$ 460.00	R$ 49.87	R$ 410.13	10	R$ 562.72	R$ 5.63	108	R$ 507.01
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	BANCADAS	7/1/2011	R$ 2,500.00	R$ 187.87	R$ 2,312.13	10	R$ 3,058.24	R$ 30.58	108	R$ 2,755.48
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	BANCADAS	7/1/2011	R$ 2,500.00	R$ 187.87	R$ 2,312.13	10	R$ 3,058.24	R$ 30.58	108	R$ 2,755.48
NBRASIL	2.30	FURNITURES AND FIXTURES	1050001	ESTANTES	9/30/2011	R$ 8,100.00	R$ 473.80	R$ 7,626.20	10	R$ 9,908.71	R$ 99.09	108	R$ 8,927.75
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ARMARIO 2 POSTAS C/ PASTA Z	5/10/2010	R$ 245.50	R$ 49.24	R$ 196.26	10	R$ 300.32	R$ 3.00	94	R$ 237.10
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ARQUIVO C/ 4 GAVETAS 1,35X100,50	5/10/2010	R$ 245.50	R$ 49.24	R$ 196.26	10	R$ 300.32	R$ 3.00	94	R$ 237.10
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA/MOVEIS/ARQUIVOS	12/9/2010	R$ 275.90	R$ 39.15	R$ 236.75	10	R$ 337.51	R$ 3.38	94	R$ 266.46
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	CADEIRA DIRETOR C/ BRAÇO GIRATORIO	5/10/2010	R$ 450.00	R$ 90.07	R$ 359.93	10	R$ 550.48	R$ 5.50	94	R$ 434.60
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	cafeteira	10/20/2010	R$ 719.76	R$ 114.12	R$ 605.64	10	R$ 880.48	R$ 8.80	94	R$ 695.14
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	CX SOM AMPL. ONEAL OCM 412	11/8/2010	R$ 784.34	R$ 117.84	R$ 666.50	10	R$ 959.48	R$ 9.59	94	R$ 757.51
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	Cooktop 2Q vitroceramico	10/8/2010	R$ 1,090.00	R$ 172.70	R$ 917.30	10	R$ 1,333.39	R$ 13.33	94	R$ 1,052.71
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ARMARIO C/ 2 PORTAS 25 MM	5/10/2010	R$ 1,150.00	R$ 230.11	R$ 919.89	10	R$ 1,406.79	R$ 14.07	94	R$ 1,110.66
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	TV CCE TL 660 26,1 LCD	11/8/2010	R$ 1,206.82	R$ 181.27	R$ 1,025.55	10	R$ 1,476.30	R$ 14.76	94	R$ 1,165.53
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	TV PHILCO PH 32C LCD	11/8/2010	R$ 1,246.68	R$ 187.22	R$ 1,059.46	10	R$ 1,525.06	R$ 15.25	94	R$ 1,204.03
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	CIPLAFE MESA 6CD 740 BRA/PTO	11/8/2010	R$ 1,360.22	R$ 204.33	R$ 1,155.89	10	R$ 1,663.95	R$ 16.64	94	R$ 1,313.69
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,539.00	R$ 269.47	R$ 1,269.53	10	R$ 1,882.65	R$ 18.83	94	R$ 1,486.35
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,539.00	R$ 269.47	R$ 1,269.53	10	R$ 1,882.65	R$ 18.83	94	R$ 1,486.35
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,539.00	R$ 269.47	R$ 1,269.53	10	R$ 1,882.65	R$ 18.83	94	R$ 1,486.35
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,539.00	R$ 269.47	R$ 1,269.53	10	R$ 1,882.65	R$ 18.83	94	R$ 1,486.35
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 1,776.50	R$ 311.09	R$ 1,465.41	10	R$ 2,173.19	R$ 21.73	94	R$ 1,715.72
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	BEBED. ESMALT. FGC 35B	11/8/2010	R$ 1,792.56	R$ 269.20	R$ 1,523.36	10	R$ 2,192.83	R$ 21.93	94	R$ 1,731.23
NBRASIL	2.30	FURNITURES AND FIXTURES	1040001	APAZZIO ESTOF HILTON 3X2L	11/8/2010	R$ 1,818.32	R$ 273.00	R$ 1,545.32	10	R$ 2,224.35	R$ 22.24	94	R$ 1,756.11
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 2,630.55	R$ 460.74	R$ 2,169.81	10	R$ 3,217.94	R$ 32.18	94	R$ 2,540.56
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 2,630.55	R$ 460.74	R$ 2,169.81	10	R$ 3,217.94	R$ 32.18	94	R$ 2,540.56
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ILHA C/ 4 ESTACOES 25MM	5/10/2010	R$ 3,828.00	R$ 766.21	R$ 3,061.79	10	R$ 4,682.78	R$ 46.83	94	R$ 3,697.04
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ILHA C/ 4 ESTACOES 25MM	5/10/2010	R$ 3,828.00	R$ 766.21	R$ 3,061.79	10	R$ 4,682.78	R$ 46.83	94	R$ 3,697.04
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 3,961.50	R$ 693.85	R$ 3,267.65	10	R$ 4,846.09	R$ 48.46	94	R$ 3,825.97
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 3,961.50	R$ 693.85	R$ 3,267.65	10	R$ 4,846.09	R$ 48.46	94	R$ 3,825.97
NBRASIL	2.30	FURNITURES AND FIXTURES	1020001	RACK 42 P/ SERVIDOR	11/30/2010	R$ 6,347.31	R$ 900.15	R$ 5,447.16	10	R$ 7,764.65	R$ 77.65	94	R$ 6,130.16
NBRASIL	2.30	FURNITURES AND FIXTURES	1020001	RACK 42 U P/ SERVIDOR	11/30/2010	R$ 6,347.71	R$ 953.21	R$ 5,394.50	10	R$ 7,765.14	R$ 77.65	94	R$ 6,130.55
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDIONADO TIPO SPLIT WALL	8/10/2010	R$ 8,728.60	R$ 1,528.93	R$ 7,199.67	10	R$ 10,677.67	R$ 106.78	94	R$ 8,429.98

7

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	arquivos	10/30/2010	R$ 10,000.00	R$ 1,584.87	R$ 8,415.13	10	R$ 12,232.97	R$ 122.33	94	R$ 9,657.89
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	ARMARIO/CADEIRA/GAVETEIRO	12/9/2010	R$ 10,952.00	R$ 1,553.34	R$ 9,398.66	10	R$ 13,397.55	R$ 133.98	94	R$ 10,577.32
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	GAVETEIRO/ARQUIVO/MESA	12/9/2010	R$ 13,200.00	R$ 1,872.11	R$ 11,327.89	10	R$ 16,147.53	R$ 161.48	94	R$ 12,748.41
NBRASIL	2.30	FURNITURES AND FIXTURES	1010002	AR CONDICIONADO PRECISÃO S12UA LIEBERT	6/10/2009	R$ 1,280.00	R$ 373.65	R$ 906.35	10	R$ 1,565.82	R$ 15.66	80	R$ 1,050.90
NBRASIL	2.30	FURNITURES AND FIXTURES	3000014	IMPRESSORA LEXMARK G 360 ON	11/22/2010	R$ 1,699.00	R$ 255.15	R$ 1,443.85	5	R$ 2,078.38	R$ 20.78	33	R$ 1,149.73
NBRASIL	2.30	FURNITURES AND FIXTURES	3000014	IMPRESSORA LEXMARK G630 ON	11/22/2010	R$ 3,398.00	R$ 510.30	R$ 2,887.70	5	R$ 4,156.76	R$ 41.57	33	R$ 2,299.45
NBRASIL	2.70	COMMUNICATION SYSTEMS	1010001	REDE DE TELEFONIA	1/27/2012	R$ 18,302.89	R$ 915.15	R$ 17,387.74	5	R$ 22,389.88	R$ 223.90	60	R$ 22,389.88
NBRASIL	2.70	COMMUNICATION SYSTEMS	1010001	APARELHO CELULAR SAMSUNG C/ CHIP	11/19/2010	R$ 99.39	R$ 29.90	R$ 69.49	5	R$ 121.58	R$ 1.22	33	R$ 67.26
NBRASIL	2.70	COMMUNICATION SYSTEMS	1010001	APARELHO CELULAR SAMSUNG C/ CHIP	11/19/2010	R$ 449.74	R$ 135.14	R$ 314.60	5	R$ 550.17	R$ 5.50	33	R$ 304.34
NBRASIL	2.70	COMMUNICATION SYSTEMS	1010001	APARELHO CELULAR SAMSUNG C/ CHIP	11/19/2010	R$ 449.74	R$ 135.14	R$ 314.60	5	R$ 550.17	R$ 5.50	33	R$ 304.34
NBRASIL	2.40	VEHICLES	1010002	MODELO S10 CD ADV 4X2 FLEX	6/23/2010	R$ 66,995.00	R$ 25,702.76	R$ 41,292.24	3	R$ 63,917.00	R$ 639.17	10	R$ 47,916.00
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	PORTAO DE ACESSO	5/3/2011	R$ 6,583.20	R$ 659.37	R$ 5,923.83	Accounting	Accounting	Accounting	Accounting	R$ 5,923.83
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	Juros Mutuo Marþo/2010	2/28/2011	-R$ 597,933.49	-R$ 27,903.54	-R$ 570,029.95	Accounting	Accounting	Accounting	Accounting	-R$ 570,029.95
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	EQUIPAMENTOS	2/23/2011	R$ 460.00	R$ 57.53	R$ 402.47	Accounting	Accounting	Accounting	Accounting	R$ 402.47
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	NF0006114	4/15/2011	R$ 2,069.94	R$ 207.33	R$ 1,862.61	Accounting	Accounting	Accounting	Accounting	R$ 1,862.61
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1010002	IMOBILIZADO	10/14/2010	R$ 5,231.78	R$ 1,658.47	R$ 3,573.31	Accounting	Accounting	Accounting	Accounting	R$ 3,573.31
NBRASIL	2.60	COMPUTERS AND PERIPHERALS	1020001	LICENCA DE USO VWM	3/21/2011	R$ 14,249.32	R$ 3,091.93	R$ 11,157.39	Accounting	Accounting	Accounting	Accounting	R$ 11,157.39
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	Juros Mutuo Nov/2009 - alocados para Obr	2/28/2011	R$ 100,842.19	R$ 4,705.96	R$ 96,136.23	Accounting	Accounting	Accounting	Accounting	R$ 96,136.23
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	APROP JUROS FINANC BNB N/MES	2/28/2011	R$ 105,178.96	R$ 4,908.40	R$ 100,270.56	Accounting	Accounting	Accounting	Accounting	R$ 100,270.56
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	APROP JUROS MUTUO N/MES	2/28/2011	R$ 185,304.09	R$ 8,647.52	R$ 176,656.57	Accounting	Accounting	Accounting	Accounting	R$ 176,656.57
NBRASIL	2.20	MACHINERY AND EQUIPMENT - INDUSTRIAL	1010002	MAQUINAS E EQUIPAMENTOS	12/31/2006	R$ 16,760.60	R$ 9,360.57	R$ 7,400.03	Accounting	Accounting	Accounting	Accounting	R$ 7,400.03
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR. REF. JUROS MUTUO DEZ.2010	2/28/2011	R$ 234,130.47	R$ 10,926.02	R$ 223,204.45	Accounting	Accounting	Accounting	Accounting	R$ 223,204.45
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	APROP JUROS BNB N/MES	2/28/2011	R$ 267,920.20	R$ 12,502.98	R$ 255,417.22	Accounting	Accounting	Accounting	Accounting	R$ 255,417.22
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR. REF. A JUROS S/ EMPRESTIMOS INTERCOM	2/28/2011	R$ 297,834.02	R$ 13,898.92	R$ 283,935.10	Accounting	Accounting	Accounting	Accounting	R$ 283,935.10
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR. REF. RECLASS. DE JUROS S. EMPREST. I	2/28/2011	R$ 315,641.82	R$ 14,729.96	R$ 300,911.86	Accounting	Accounting	Accounting	Accounting	R$ 300,911.86
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR.REF. JUROS S/ EMPRESTIMOS E FINANCIAM	2/28/2011	R$ 349,661.24	R$ 16,317.56	R$ 333,343.68	Accounting	Accounting	Accounting	Accounting	R$ 333,343.68
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	Transferencia de Juros s/ mutuo Temmar x	2/28/2011	R$ 366,766.69	R$ 17,115.84	R$ 349,650.85	Accounting	Accounting	Accounting	Accounting	R$ 349,650.85
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR. REF. JUROS S/ EMPREST. E FINANCIAMEN	2/28/2011	R$ 382,449.21	R$ 17,847.62	R$ 364,601.59	Accounting	Accounting	Accounting	Accounting	R$ 364,601.59
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	Juros Mutuo Clean Fuels Abril/2010 trans	2/28/2011	R$ 383,121.18	R$ 17,878.98	R$ 365,242.20	Accounting	Accounting	Accounting	Accounting	R$ 365,242.20
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	VR.REF. RECLASSIF. JUROSS. EMPRET. FINAN	2/28/2011	R$ 384,071.35	R$ 17,923.36	R$ 366,147.99	Accounting	Accounting	Accounting	Accounting	R$ 366,147.99
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	AlocaþÒo de Juros s/ M·tuo Temmar x NBSA	2/28/2011	R$ 455,583.74	R$ 21,260.54	R$ 434,323.20	Accounting	Accounting	Accounting	Accounting	R$ 434,323.20
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	capitalizaþÒo de juros mutuo para obras	2/28/2011	R$ 456,139.63	R$ 21,286.58	R$ 434,853.05	Accounting	Accounting	Accounting	Accounting	R$ 434,853.05
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	APROP JUROS MUTUO MES JUN/10	2/28/2011	R$ 497,340.18	R$ 23,209.20	R$ 474,130.98	Accounting	Accounting	Accounting	Accounting	R$ 474,130.98
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	APROP JUROS MUTUO N/MES	2/28/2011	R$ 565,064.13	R$ 26,369.70	R$ 538,694.43	Accounting	Accounting	Accounting	Accounting	R$ 538,694.43
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	Transferencia de Juros s/ Mutuo com Nobl	2/28/2011	R$ 572,361.29	R$ 26,710.18	R$ 545,651.11	Accounting	Accounting	Accounting	Accounting	R$ 545,651.11
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	CAPITALIZAÃO DE JUROS N/ M’S	2/28/2011	R$ 599,937.45	R$ 27,997.06	R$ 571,940.39	Accounting	Accounting	Accounting	Accounting	R$ 571,940.39
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	RECLASSIFICAÃO JUROS S/MUTUO INTERCIA N	2/28/2011	R$ 617,992.29	R$ 28,839.58	R$ 589,152.71	Accounting	Accounting	Accounting	Accounting	R$ 589,152.71

8

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	3.50	MACHINERY AND EQUIPMENT - INDUSTRIAL	3000014	RECLASSIF JUROS EMPRESTIMO MUTUO N/M’S	2/28/2011	R$ 644,114.78	R$ 30,058.70	R$ 614,056.08	Accounting	Accounting	Accounting	Accounting	R$ 614,056.08
NBRASIL	2.40	VEHICLES	1010201	IMOBILIZADO	6/19/2009	R$ -	R$ -	R$ -	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.1. DRIVE IN DRIVE OUT (16)* COM 48,1 M2	2/28/2011	R$ 52,271.05	R$ 1,524.60	R$ 50,746.45	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.2. COBERTURA DO DRIVE IN DRIVE OUT (16) COM 144 M2	2/28/2011	R$ 38,252.42	R$ 1,486.10	R$ 36,766.32	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.3. CAIXAS PARA AS BALANÇAS RODOVIARIAS (M3) (16) COM 54,4 M3	2/28/2011	R$ 68,970.27	R$ 2,011.66	R$ 66,958.61	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.4. PORTARIA (19) COM 47,88 M2	2/28/2011	R$ 63,594.64	R$ 1,854.86	R$ 61,739.78	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.5. PREDIO DO ESCRITORIO ADMINISTRATIVO (ADM) COM 330 M2	2/28/2011	R$ 577,770.87	R$ 16,851.66	R$ 560,919.21	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.6. BASE DA TORRE (21) COM 14,23 M2	2/28/2011	R$ 18,041.91	R$ 526.26	R$ 17,515.65	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.7. CENTRO DE COMANDO DE MOTORES E SUBESTAÇAO (CCM) (13) COM 132 M2	2/28/2011	R$ 143,446.56	R$ 4,183.90	R$ 139,262.66	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.8. COBERTURA PARA OS GERADORES (12) COM 19,7 M2	2/28/2011	R$ 4,757.40	R$ 184.80	R$ 4,572.60	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.9. CONTINGENCIA (vb) 5% COM 1 M2	2/28/2011	R$ 941,820.85	R$ 27,469.82	R$ 914,351.03	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.10. CONSTRUÇAO PARA O SISTEMA DE BOMBAS DE INCENDIO (SBI) (15) COM 88 M2	2/28/2011	R$ 34,002.15	R$ 991.76	R$ 33,010.39	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.11. CENTRO DE CONTROLE OPERACIONAL (CCO) (17) COM 328,91 M2	2/28/2011	R$ 754,578.42	R$ 22,008.56	R$ 732,569.86	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.12. COBERTURA DAS ILHAS DE CARGA E DESCARGA DOS CAMINHOES TANQUES (9) COM 960,21 M2	2/28/2011	R$ 521,738.57	R$ 15,217.44	R$ 506,521.13	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.13. TERRAPLENAGEM DO TERRENO - CORTE (M3) COM 35882,19 M3	2/28/2011	R$ 1,299,067.99	R$ 37,889.46	R$ 1,261,178.53	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.14. TERRAPLENAGEM DO TERRENO - ATERRO (M3) COM 924,42 M3	2/28/2011	R$ 33,486.56	R$ 976.64	R$ 32,509.92	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.15. PROTEÇAO DOS TALUDES COM 3095 M2	2/28/2011	R$ 186,854.84	R$ 5,449.92	R$ 181,404.92	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.16. MUROS DE ARRIMOS (M3) COM 350 M3	2/28/2011	R$ 528,264.90	R$ 15,407.70	R$ 512,857.20	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.17. BACIAS DE CONCRETO DIQUE 1 E DIQUE 2 (4 E 6) (M3) COM 634,63 M3	2/28/2011	R$ 957,865.62	R$ 27,937.70	R$ 929,927.92	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.18. DRENAGEM DE AGUAS OLEOSAS PARA OS DIQUES 1 E 2 (M3) COM 135,93 M3	2/28/2011	R$ 147,717.36	R$ 4,308.36	R$ 143,409.00	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.19. FUNDAÇOES PARA TANQUES (550 Estacas) (m) COM 5500 M	2/28/2011	R$ 5,644,887.81	R$ 164,642.52	R$ 5,480,245.29	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.20. PROJETOS E GERENCIAMENTO (vb) 15% COM 1 M2	2/28/2011	R$ 2,958,283.45	R$ 86,283.26	R$ 2,872,000.19	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.21. INSTALAÇAO ELETRICA (outros) (vb) 2% COM 1 M2	2/28/2011	R$ 368,276.10	R$ 10,741.36	R$ 357,534.74	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.22. ESTACAS E FUNDAÇAO DIVERSOS (540 estacas) (m) COM 5400 M	2/28/2011	R$ 4,564,208.75	R$ 133,122.78	R$ 4,431,085.97	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.23. TERRAPLENAGEM PARA DESVIO FERROVIARIO (M3) (3) COM 7500 M3	2/28/2011	R$ 271,679.09	R$ 7,924.00	R$ 263,755.09	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.24. CAIXA ACUMULADORA (M3) COM 20,54 M3	2/28/2011	R$ 26,041.35	R$ 759.50	R$ 25,281.85	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.25. DRENAGEM SUPERFICIAL COM 457,18 M2	2/28/2011	R$ 248,412.49	R$ 7,245.42	R$ 241,167.07	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.26. PATIO DE BOMBAS - PB1 (M3) COM 15,54 M3	2/28/2011	R$ 16,887.57	R$ 492.52	R$ 16,395.05	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.27. PATIO DE BOMBAS - PB2 (5) (M3) COM 32,48 M3	2/28/2011	R$ 35,296.55	R$ 1,029.42	R$ 34,267.13	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.28. PATIO DE BOMBAS - PB7 (11) (M3) COM 12,8 M3	2/28/2011	R$ 13,909.97	R$ 405.72	R$ 13,504.25	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY

9

LOCAL	ACCOUNT	ACCOUNTING CLASSIFICATION - TEMMAR	COST	DESCRIPTION	DATE OF THE FIXED ASSET	ACQUISITION COST	ACCOUNTING DEPRECIATION	ACCOUNTING VALUE	ESTIMATED USEFUL LIFE (T)	REPLACEMENT COST	% JUNK (VR)	% JUNK (VR)	MARKET VALUE
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.29. PATIO DE BOMBAS - PB8 (7) (M3) COM 18,83 M3	2/28/2011	R$ 20,462.87	R$ 596.82	R$ 19,866.05	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.30. SEPARADOR DE AGUA/OLEO SAO 1 (8) (M3) COM 45,91 M3	2/28/2011	R$ 49,891.15	R$ 1,455.16	R$ 48,435.99	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.31. SEPARADOR DE AGUA/OLEO SAO 2 (10) (M3) COM 65,73 M3	2/28/2011	R$ 71,429.87	R$ 2,083.34	R$ 69,346.53	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.32. FUNDAÇAO PARA OS PIPES RACKS (M3) COM 176,29 M3	2/28/2011	R$ 191,577.23	R$ 5,587.68	R$ 185,989.55	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.33. PAVIMENTAÇAO EM CONCRETO COM 5420 M2	2/28/2011	R$ 425,389.09	R$ 12,407.22	R$ 412,981.87	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.34. PAVIMENTAÇAO EM PARALELEPIPEDO COM 2150 M2	2/28/2011	R$ 116,822.01	R$ 3,407.32	R$ 113,414.69	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.35. FUNDAÇAO DOS VERGALHOES DA TUBOVIA (M3) COM 698 M3	2/28/2011	R$ 884,949.36	R$ 25,810.96	R$ 859,138.40	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.36. FECHAMENTO EM CERCAS (M) COM 663,24 M	2/28/2011	R$ 56,058.87	R$ 2,177.84	R$ 53,881.03	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.37. MOBILIZAO E DESMOBILIZAO (EQUIPAMENTOS<ETC) (VB) COM 1 VB	2/28/2011	R$ 169,044.77	R$ 4,930.52	R$ 164,114.25	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY
NBRASIL	2.01	BUILDINGS AND IMPROVEMENTS	3000014	B.2.38. TESTES DE CARGA (VB) COM 1 VB	2/28/2011	R$ 482,985.05	R$ 14,087.08	R$ 468,897.97	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY	VALUED SEPARATELY

10

	CONSERVATION STATUS	Ac	=	Constructed Area
a	New	Ccu	=	Construction Cost per Unit
b	Between new and Regular	Reproduction Cost (VR)	=	Ac * Ccu
c	Regular	VUE	=	Estimated Useful Life (years)
d	Between regular and simple repairs	IA	=	Apparent Age (years)
e	Simple Repairs	Age %	=	IA/VUE
f	Between simple repairs and important repairs	EC	=	Conversion Status
g	Important repairs	D	=	Depreciation (Ross-Heidecke Table)
h	Between important repairs and without value	Actual Value	=	VR * (1 - D)

VALUE OF CONSTRUCTION / IMPROVEMENTS / INDUSTRIAL INSTALLATIONS

	CONSTRUCTION	Ac (m2)	Standard	Ccu (R$/m2)		Reproduction Cost (new)		VUE	IA	Age %	EC	D	Actual Value
1	Terraplanagem pesada (Areas 1 e 2) - Corte/reaterro/compactação	24,507.29	médio	R$	25.00	R$	612,682.25	50	2	4.00%	Between new and regular	2.11%	R$	599,754.65
2	Pavimentação - arruamento e pátios em concreto para tráfego pesado	5,420.00	médio	R$	150.00	R$	813,000.00	50	2	4.00%	Between new and regular	2.11%	R$	795,845.70
3	Pavimentação - arruamento e pátios em paralelepípedos	2,150.00	médio	R$	75.00	R$	161,250.00	50	2	4.00%	Between new and regular	2.11%	R$	157,847.63
4	Fechamentos - tela met. c/ mourão em conc. - ml	663.24	médio	R$	120.00	R$	79,588.80	50	2	4.00%	Between new and regular	2.11%	R$	77,909.48
5	Urbanização das áreas livres externas aos diques. Galeria de águas pluviais; iluminação em vapor de mercúrio; meios-fios; setores gramados	5,000.00	médio	R$	200.00	R$	1,000,000.00	50	2	4.00%	Between new and regular	2.11%	R$	978,900.00
6	Muros de arrimo em concreto para contenção da área 3(m³)	350.00	médio	R$	1,800.00	R$	630,000.00	50	2	4.00%	Between new and regular	2.11%	R$	616,707.00
7	Proteção dos taludes grama/cimentado	3,095.00	médio	R$	25.00	R$	77,375.00	50	2	4.00%	Between new and regular	2.11%	R$	75,742.39
8	Pipe racks em perfis metálicos com fundações em concreto ml	300.00	médio	R$	1,000.00	R$	300,000.00	50	2	4.00%	Between new and regular	2.11%	R$	293,670.00
9	Cobertura de acesso	144.00	médio	R$	1,200.00	R$	172,800.00	50	2	4.00%	Between new and regular	2.11%	R$	169,153.92
10	Prédio de controle de acesso e escritório das balanças	48.10	médio	R$	1,600.00	R$	76,960.00	50	2	4.00%	Between new and regular	2.11%	R$	75,336.14
11	Escritório administrativo	330.00	médio	R$	1,600.00	R$	528,000.00	50	2	4.00%	Between new and regular	2.11%	R$	516,859.20
12	Portaria	47.88	médio	R$	1,600.00	R$	76,608.00	50	2	4.00%	Between new and regular	2.11%	R$	74,991.57
13	Centro de Controle Operacional - CCO	328.91	médio	R$	2,100.00	R$	690,711.00	50	2	4.00%	Between new and regular	2.11%	Rr$	676,137.00

11

	CONSTRUCTION	Ac (m2)	Standard	Ccu (R$/m2)		Reproduction Cost (new)		VUE	IA	Age %	EC	D	Actual Value
14	Centro de Comando de Motores/Subestação	132.00	médio	R$	2,100.00	R$	277,200.00	50	2	4.00%	Between new and regular	2.11%	R$	271,351.08
15	Base dos tanques - em metros cúbicos - considerando fundação em estacas/armaduras e blocos de coroamento	7,650.00	médio	R$	1,800.00	R$	13,770,000.00	50	2	4.00%	Between new and regular	2.11%	R$	13,479,453.00
16	Dique de contenção dos tanques executados em concreto piso e paredes m³	634.33	médio	R$	1,200.00	R$	761,196.00	50	2	4.00%	Between new and regular	2.11%	R$	745,134.76
17	Prédios operacionais - carregamento rodoviário	960.21	médio	R$	1,200.00	R$	1,152,252.00	50	2	4.00%	Between new and regular	2.11%	R$	1,127,939.48
18	Prédios operacionais - carregamento ferroviário (na área externa ao terminal)	720.00	médio	R$	1,200.00	R$	864,000.00	50	2	4.00%	Between new and regular	0.10%	R$	863,136.00
19	Ramal ferroviario em bitola mista (2 seções na área externa ao terminal)	1,200.00	médio	R$	2,000.00	R$	2,400,000.00	50	2	4.00%	Between new and regular	2.11%	R$	2,349,360.00
20	Prédios auxiliares cobertura de geradores e de bombas de incêndio	107.70	médio	R$	600.00	R$	64,620.00	50	2	4.00%	Between new and regular	2.11%	R$	63,256.52
21	Outras construções executadas em concreto - 2 fossos de balança/ 2 SÃO/4 pátios de bombas)	245.69	médio	R$	1,200.00	R$	294,828.00	50	2	4.00%	Between new and regular	2.11%	R$	288,607.13
22	Poço artesiano	1.00	médio	R$	70,000.00	R$	70,000.00	50	2	4.00%	Between new and regular	2.11%	R$	68,523.00
	Total		-		-	R$	24,873,071.05	-	-	-	-	-	R$	24,365,615.65
												Rounded	R$	24,365,000.00

12

ATTACHMENT 3 - GLOSSARY

1

2

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits – benefits such as revenue, net profit, net cash flow, etc.

Efficient Use – that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area – constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset – tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

3

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company's total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill – see Goodwill based on the expectation of future profitability (goodwill).

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area – useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board.

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Losses on devaluation

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach – valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks, and does not apply to the land and foundations, except in special cases.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; or originates from contractual rights or other legal rights regardless of their being transferred, separable from the entity or from other rights and obligations.

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

4

International Accounting Standards - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital – the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for: use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta – beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach – valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures,

5

short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets - those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model – hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets – assets that are basic to the company's operations.

Operating Lease – that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) – future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area – useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property – something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations – range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate – market data with features comparable to the property assessed.

6

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life – Property's remaining life.

Replacement Cost – a property's reproduction cost less depreciation with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation – a property's reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset – estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample – set of market data representative of a population.

Scrap Value - market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area – resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area – real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

7

8

For over 30 years APSIS has provided consulting services to the largest and major companies in Brazil, Latin America and Europe. It offers a range of integrated business management services which aim at measuring, managing and optimizing the equity of its clients, adding VALUE to their business. With flexible and personalized services, the consulting team consists of experienced professionals who are highly qualified and up to date with market and legislation changes.

APSIS, the difference in winning big business

business valuation

- Assistance to Investors and Funds
- Best Use and Feasibility Studies for Businesses
- Search of New Investors
- Justification for Goodwill (IRS Regulation and CPC Brazilian Accounting Pronouncements Committee)
- Mergers and Acquisitions (M&A)
- Corporate Restructuring (Corporate Law)
- Follow-up up of Income and Economic Performance

IFRS adoption of international standards

- Impairment Testing Reduction to the Recoverable Value of Assets
- Purchase Price Allocation Valuation (PPA - Purchase Price Allocation)
- Business Combinations
- Investment Properties
- Calculation of Economic Life and Residual Value

real estate business

- Real Estate Valuation and Market Research
- Lease Renegotiation
- Real Estate Product Prospecting (Tenant Representation)
- Built-to-Suit Real Estate (Built-to-suit)
- Real Estate Sale and Leaseback (Sale & Leaseback)

fixed assets

- Fixed Asset Management
- Equity Outsourcing
- Calculation of Economic Life and Residual Value
- Equity Inventory with Bar Code Labeling
- Valuation for Insurance Purposes

valuation of brands and other intangible assets

- Purchase Price Allocation Valuation (PPA - Purchase Price Allocation)
- Allocation of Intangible Asset Values
- Software Valuation

corporate sustainability

The business world has entered the era of SUSTAINABLE DEVELOPMENT through the fundamental three pillars: EQUITY, ENVIRONMENT, SOCIETY, which enhance company perception, image and reputation, and where we act strategically, adding new services in the area of ENVIRONMENTAL MANAGEMENT AND SOCIAL MANAGEMENT to equity and financial services.

9

ANNEX III – MARKET ANNOUNCEMENT RELEASED ON 05.27.2012

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MANAGEMENT PROPOSAL

Ultrapar announces the acquisition of a terminal for liquid bulk in the port of Itaqui

São Paulo, Brazil, May 27, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) hereby announces that it signed, through Ultracargo, a sale and purchase agreement for the acquisition of 100% of the shares of the company TEMMAR - Terminal Marítimo do Maranhão S.A. (“Temmar”) from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited. The acquisition value is R$160 million, subject to the customary working capital and indebtedness adjustments on the closing date. Additionally, Ultrapar will disburse a minimum extra value of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years.

Temmar is a modern and well-designed terminal in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with its clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The port of Itaqui is the second largest port in liquid bulk handling in Brazil, with privileged location and efficient logistics, which includes access to railway. Responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has grown above the national average, the Itaqui port region has attracted various investments and new projects.

This acquisition marks the entry of Ultracargo in this important market and enhances its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s current capacity.

The closing of this acquisition is subject to the compliance with certain usual conditions precedent for this type of transaction, notably the opinion of port authorities and, if applicable, the approval by a general shareholders’ meeting of Ultrapar. In the event the shareholders’ meeting is required and the acquisition is not approved, Ultrapar will pay to the seller a break-up fee of R$ 3 million.

The company hereby clarifies that the acquisition of Temmar will not entitle Ultrapar’s shareholders to withdrawal rights, pursuant to paragraph 2 of Article 256 of the Brazilian Corporate Law. This transaction will be submitted to the competent regulatory authorities.

Additional information about Temmar is available at Ultrapar’s website (www.ultra.com.br).

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

ANNEX IV – ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF TEMMAR, PUBLISHED ON THE COMPANY’S WEBSITE ON 05.27.2012

Operational data

Current capacity	55 thousand m³
Potential for expansions	+78 thousand m³
Tanks	16 tanks
Remaining lease contract period	13 years, renewable for additional 25 years
Products handled	Fuels and biofuels
Location	▸ Port of Itaqui ✓ Second largest port in handling liquid bulk in Brazil ✓ Privileged location and efficient logistics, which including access to railway

Financial data

Acquisition value	▸ R$160 million ✓ Includes net debt of R$91 million in April 2012 ▸ Extra value ✓ Minimum of R$12 million (R$7 million in the 5th year and R$5 million in the 7th year) ✓ Value may reach ~R$30 million as a result of possible future expansions in storage capacity, provided that such expansions are implemented within the next 7 years
Estimated results (in the first year)	▸ Estimated EBITDA: R$21 million

Ultrapar |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2012

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for Shareholders’ Participation in the Extraordinary Shareholders’ Meeting)